EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

March 2, 2015	TSX Trading Symbol: LVN Berlin & Frankfurt: LO9 March 2, 2015 OTCQX: LVNVF

LEVON RESPONDS TO RECENT TRADING ACTIVITY

Levon Resources Ltd. ("Levon" or the "Company") (TSX Symbol: LVN; OTCQX: LVNVF) is issuing this press release at the request of Market Surveillance at IIROC on behalf of the Toronto Stock Exchange.  Levon confirms that while no material change has occurred in the Company's business or operations, the Company is in discussions with a non-resources issuer regarding a proposed corporate transaction.  There can be no assurance that these discussions will result in a transaction, or on what terms.  Until such time as a transaction has been agreed, at which time the Company will provide full information, the Company does not intend to make any further comment on this matter.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information, contact Levon's Investor Relations directly at 604-682-2991 or the main office number at 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"

_____________________________

Ron Tremblay

President and Chief Executive Officer

Neither the Toronto Stock Exchange ("TSX") nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.